United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                  CRYSTAL ACQUISITION CORPORATION
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                                   None
                             (CUSIP Number)

                             October 28, 2000
  (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     /    /     Rule 13d-1(c)
     / x  /    Rule 13d-1(d)

1.        Names of Reporting Persons:   Pierce Mill Associates, Inc.
                                        James M. Cassidy (1)

          (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and deemed to be the beneficial owner of the shares of common stock owned by it.

2.        Check the appropriate box if a member of a group:           (a)
                                                                      (b)
3.        SEC use only

4.        Citizenship or place of organization

          James M. Cassidy                   Natural person, citizen
                                             of the United States
          Pierce Mill Associates, Inc.     Delaware corporation

5 -8.
                               Voting Power                   Dispositive Power
                               Sole           Shared        Sole      Shared

Pierce Mill Associates, Inc.  1,000,000                     1,000,000        (1)
James M. Cassidy                              1,000,000               1,000,000

  (1) James M. Cassidy is the sole shareholder of Pierce Mill
        Associates, Inc.

9&11.     Aggregate amount beneficially owned by each reporting
               person and percent of class.
                                 Aggregate amount
                                 Beneficially            Percent
                                 Owned                 of Class

Pierce Mill Associates, Inc.        0                       0%   (1)
James M. Cassidy                1,000,000                   100%

   (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and may be deemed to be the beneficial owner of the common stock held by it.

10.   Check box if aggregate amount in #9 excludes certain shares.
                 Not applicable.

12.       Type of reporting Person

              Pierce Mill Associates, Inc.    CO
              James M. Cassidy                IN




                 Schedule 13G                Part 2, page 1


Item 1(a)      Name of Issuer:    Crystal Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                    1504 R Street, NW
                    Washington, DC 20009

Item 2(a)     Name of Person Filing:          James M. Cassidy

     (b)    Address of Principal Business or,
             if none, Residence:                     1506 R Street, N.W.
                                                     Washington DC 20009

     (c)       Citizenship:                          United States

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
                   13d-2(b) or (c),  check whether the person filing is:

                                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:               1,000,000 shares
     (b)       Percent of Class:                          100%
     (c)       Number of Shares as to which
               such person has:
 (i) sole power to vote or to direct the vote             0
 (ii) shared power to vote or to direct the vote         1,000,000
 (iii) sole power to dispose or to direct the
              disposition of                              0
 (iv) shared power to dispose or to direct the
               disposition of                            1,000,000

Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:                   Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent                    Not applicable

Item 8.  Identification and Classification of
         Members of the Group                               Not applicable

     Pierce Mill Associates, Inc., a Delaware corporation, of which
      James M. Cassidy is the sole shareholder and director is the holder of the shares.

Item 9. Notice of Dissolution of Group:                      Not applicable

Item 10. Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   James M. Cassidy
April 11, 2001


                 Schedule 13G               Part 2, page 3


Item 1(a)      Name of Issuer:    Crystal Acquisition Corporation

     (b)       Address of Issuer's Principal Executive Offices:

                                                    1504 R Street, NW
                                                     Washington, DC 20009

 Item 2(a)      Name of Person Filing: Pierce Mill Associates, Inc.

     (b)       Address of Principal Business or,
                if none, Residence:
                                                   1504 R Street, N.W.
                                                  Washington DC 20009

     (c)       Citizenship:            Delaware corporation

     (d)       Title of Class of Securities:        Common Stock

     (e)       CUSIP Number:                        None

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
              13d-2(b) or (c), check whether the person filing is:

                                     Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                   1,000,000 shares (1)
     (b)       Percent of Class:                            100%
     (c)       Number of Shares as to which
                 such person has:
        (i) sole power to vote or to direct the vote         1,000,000
        (ii) shared power to vote or to direct the vote      0
        (iii) sole power to dispose or to direct the
               disposition of                                1,000,000
        (iv) shared power to dispose or to direct the
               disposition of                                0

    (1) James M. Cassidy is the sole shareholder and director of Pierce Mill Associates, Inc. and is therefore deemed to be the beneficial owner of the shares of common stock held by it.

Item 5. Ownership of Five Percent or Less of a Class

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                  Not applicable

Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security being
        Reported on By the Parent                     Not applicable

Item 8. Identification and Classification of Members
        of the Group                                  Not applicable


        Pierce Mill Associates, Inc., a Delaware corporation, of which James M. Cassidy is the sole shareholder and director, is the holder of the shares.

Item 9. Notice of Dissolution of Group:                Not applicable

Item 10. Certification:

    By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     As described in the issuer's Form 10-SB registration statement, the issuer was incorporated to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business.


                             PIERCE MILL ASSOCIATES, INC.

                              By  James M. Cassidy, Director
April 11, 2001